Exhibit 4.1

SECOND AMENDMENT TO RIGHTS AGREEMENT

This Second Amendment to Rights Agreement (“Second Amendment”) is made and entered into as of December 20, 2006 (the “Effective Date”), between Horizon Health Corporation, a Delaware corporation formerly named Horizon Mental Health Management, Inc. (the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent entered into that certain Rights Agreement dated as of February 6, 1997 (“Original Agreement”) granting to holders of Common Stock of the Company the right to purchase additional shares of Common Stock on the terms and subject to the conditions set forth in the Original Agreement, and also entered into a First Amendment to Rights Agreement dated as of April 22, 2005 amending the Original Agreement (the Original Agreement, as amended by the First Amendment to Rights Agreement, collectively the “Agreement”); and

WHEREAS, Section 27 of the Agreement provides that the Company may amend the Agreement as it deems necessary or desirable without the approval of any holders of Rights under certain circumstances;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) intends to approve the execution, delivery and performance by the Company of, and the consummation of the merger and all other transactions contemplated by, that certain Agreement and Plan of Merger by and among the Company, Psychiatric Solutions, Inc., a Delaware corporation (“Parent”), and Panther Acquisition Sub, Inc., a Delaware corporation and subsidiary of Parent (“Merger Sub”), in substantially the form presented to and reviewed by the Board of Directors; and

WHEREAS, in contemplation of consummation of the merger and the other transactions contemplated by the Merger Agreement, the Board of Directors deems it necessary and desirable and in the best interests of the Company and its stockholders to adopt this Second Amendment;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Second Amendment, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINED TERMS

Section 1.1            Defined Terms.  Unless otherwise stated herein, (a) each capitalized term used in this Second Amendment shall have the same meaning as provided for such term in the Agreement, and (b) all underlined section references in this Second Amendment are references to the corresponding section of the Agreement.

ARTICLE II.
AMENDMENTS AND EFFECTIVENESS
OF AMENDMENTS

Section 2.1            Amendments.  Subject to the provisions of Section 2.2 hereof, the Agreement is hereby amended as follows:

(a)          The Agreement shall be amended by adding the following new Section 35:

“Section 35.  Transactional Exemption.

(a)          Notwithstanding anything to the contrary in this Agreement, neither the execution, delivery nor performance by the respective parties thereto of that certain Agreement and Plan of Merger dated as of December 20, 2006 (the “Merger Agreement”), by and among the Company, Psychiatric Solutions, Inc., a Delaware corporation (“Parent”), and Panther Acquisition Sub, a Delaware corporation and subsidiary of Parent (“Merger Sub”), nor the consummation of the Merger (as that term is defined in the Merger Agreement) or any other transactions contemplated by the Merger Agreement, shall cause any Person to become an “Acquiring Person” (as that term is defined in Section 1(a) hereof), or give rise to any event that, through passage of time or otherwise, would result in the occurrence of a “Stock Acquisition Date” or an “Exercisability Date” (as those terms are defined in Sections 1(l) and 3(a), respectively, of this Agreement).”

(b)         Section 7(a) shall be amended and restated to read as follows:

“Section 7.  Exercise of Rights; Exercise Price; Expiration Date of Rights.

(a)          At any time after the Exercisability Date and prior to the earlier of (i) the Close of Business on March 4, 2007 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the time at which the Rights are exchanged as provided in Section 24, and (iv) the Effective Time (as defined in the Merger Agreement) (the earlier of (i), (ii), (iii) and (iv) being the “Expiration Date”), the registered holder of any Rights Certificate may, subject to the provisions of Section 7(e), exercise the Rights evidenced thereby in whole or in part upon surrender of the Rights Certificate, with the form of election to purchase duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Exercise Price for the number of shares of Common Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable.”

A corresponding change to the definition of the term “Expiration Date” shall be deemed to be made in the last sentence of paragraph 2 of the Summary of Rights Agreement attached as Exhibit B to the Agreement.

(c)           Notwithstanding anything to the contrary in this Agreement, the provisions of Section 13 of this Agreement shall be deemed not to apply to the Merger or any other transactions contemplated by the Merger Agreement.

Section 2.2            Condition to Effectiveness.  This Second Amendment shall become effective immediately upon the execution and delivery of the Merger Agreement by each of the parties thereto; provided, however, that if the Merger Agreement is terminated for any reason, this Second Amendment shall no longer be applicable or of any further force and effect.

Section 2.3            Reference to and Effect on Rights Agreement.  Upon the effectiveness of this Second Amendment pursuant to the provisions of Section 2.2 hereof, each reference in the Rights Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or any other expression of like import referring to the Rights Agreement shall mean and be a reference to the Agreement as amended by this Second Amendment.

ARTICLE III.
MISCELLANEOUS

Section 3.1            Certification.  The undersigned officer of the Company certifies to the Rights Agent on behalf of the Company that this Second Amendment is in compliance with the terms of Section 27 of the Agreement.

Section 3.2            Remainder of Agreement Not Affected.  While in effect pursuant to the terms of Section 2.2, in the event of any conflict between the terms of this Second Amendment and the terms of the Agreement, the terms of this Second Amendment shall control, and the Agreement, as amended hereby, shall remain in full force and effect.

Section 3.3            Governing Law.  This Second Amendment shall be governed by and construed in accordance with the internal and substantive laws of the State of Delaware, without regard to any conflicts of law concepts thereof that would result in the application of the substantive law of any other jurisdiction.

Section 3.4            Facsimile Signatures; Counterparts.  Facsimile transmission of any signed original document and/or retransmission of any signed or signed facsimile transmission shall be the same as delivery of an original.  At the request of either party to this Second Amendment, the parties will confirm facsimile transmission by signing and delivering a duplicate original document.  This Second Amendment may be executed in multiple counterparts each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

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IN WITNESS WHEREOF, each of the parties has duly executed this Second Amendment as of the date first set forth above.

HORIZON HEALTH CORPORATION

By:	/s/ James Ken Newman
Name:	James Ken Newman
Title:	Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President